Exhibit 99.7

Vicinity Motor Corp. Announces US$12 Million Registered Direct Offering

VANCOUVER, BC (March 24, 2022) Vicinity Motor Corp. (TSXV: VMC) (NASDAQ: VEV) (FRA: 6LGA) (“Vicinity” or the “Company”), a North American supplier of commercial electric vehicles, today announced it has entered into definitive agreements with new and existing institutional and accredited investors for the purchase and sale of 4,444,445 common shares and warrants to purchase up to 4,444,445 common shares (together, a “Unit”) at a combined purchase price of US$2.70 per Unit in a registered direct offering for gross proceeds of approximately US$12 million, before deducting placement agent fees and expenses. The warrants will be exercisable 6 months from the closing of the offering (the “Initial Exercise Date”) at an exercise price of US$3.36 per common share and will expire three (3) years from the Initial Exercise Date. The closing of the offering is expected to occur on or about March 28, 2022, subject to the satisfaction of customary closing conditions.

Vicinity Motor Corp. intends to use the proceeds for completion of the Ferndale, Washington manufacturing facility.

A.G.P./Alliance Global Partners is acting as sole placement agent for the offering.

The offering is being made in the United States only under the Company’s amended and restated short form base shelf prospectus dated April 19, 2021 (the “Base Shelf Prospectus”), filed with the securities regulatory authorities in Canada, and included in the corresponding registration statement on Form F-10 (the “Registration Statement”) filed by the Company with the U.S. Securities and Exchange Commission (“SEC”) under the U.S./Canada Multijurisdictional Disclosure System (“MJDS”). The Company will file a prospectus supplement (the “Supplement”) to the Base Shelf Prospectus with the applicable securities regulatory authorities in Canada. The Supplement will also be filed with the SEC as a prospectus supplement to the Base Shelf Prospectus included in the Registration Statement. Copies of the Supplement, including the Base Shelf Prospectus, will be available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

No securities regulatory authority has either approved or disapproved of the contents of this press release. This press release is for information purposes only and shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Vicinity Motor Corp.

Vicinity Motor Corp. (NASDAQ: VEV) (TSXV: VMC) (FRA: 6LGA) is a North American supplier of electric vehicles for both public and commercial enterprise use. The Company leverages a dealer network and close relationships with world-class manufacturing partners to supply its flagship electric, CNG and clean-diesel Vicinity buses, the VMC 1200 electric truck and a VMC Optimal-EV shuttle bus. In addition, the Company sells its proprietary electric chassis alongside J.B. Poindexter business unit EAVX, the Company’s strategic partner, for upfitting into next-generation delivery vehicles. For more information, please visit www.vicinitymotorcorp.com.

Company Contact:

John LaGourgue
VP Corporate Development
604-288-8043
IR@grandewest.com

U.S. Investor Relations Contact:

Lucas Zimmerman or Mark Schwalenberg, CFA
MZ Group - MZ North America
949-259-4987
VMC@mzgroup.us
www.mzgroup.us

Canadian Investor Relations Contact:

MarketSmart Communications Inc.
877-261-4466
Info@marketsmart.ca

Neither the TSX Venture Exchange nor its Regulation Service Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Forward-Looking Statements

This press release includes certain “forward-looking information” and “forward-looking statements” (collectively “forward-looking statements”) within the meaning of applicable securities laws. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding the completion of the offering, the closing date of the offering and the intended use of proceeds of the offering, are forward-looking statements. Forward-looking statements are frequently, but not always, identified by words such as “expects”, “anticipates”, “believes”, “intends”, “estimates”, “potential”, “possible”, and similar expressions, or statements that events, conditions, or results “will”, “may”, “could”, or “should” occur or be achieved. Forward-looking statements involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements.

Important factors that could cause actual results to differ materially from Vicinity’s expectations include uncertainties relating to economic conditions in the markets in which Vicinity operates, vehicle sales volume, anticipated sales pipeline, anticipated future sales growth, the completion and delivery of ordered vehicles, the success of Vicinity’s operational strategies, the timing of the completion of Vicinity’s vehicle assembly facility in the State of Washington, the effect of the COVID-19 pandemic, related government-imposed restrictions on operations, the success of Vicinity’s strategic partnerships; and other risk and uncertainties disclosed in Vicinity’s reports and documents filed with applicable securities regulatory authorities from time to time. Vicinity’s forward-looking statements reflect the beliefs, opinions and projections on the date the statements are made. Vicinity assumes no obligation to update the forward-looking statements or beliefs, opinions, projections, or other factors, should they change, except as required by law.